SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 10, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Planning Department
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 10, 2020 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of January 1, 2021)

New Position	Present Position	Name

Member of the Board of Directors

Senior Managing Executive Officer

Responsible for Treasury and

Accounting Headquarters

Responsible for Enterprise Risk

Management Headquarters

Responsible for Corporate

Communications Department

Assistant to CEO

Member of the Board of Directors

Senior Managing Executive Officer

Responsible for Treasury and

Accounting Headquarters

Responsible for Enterprise Risk

Management Headquarters

Responsible for Corporate Planning Department

Responsible for Corporate

Communications Department

Assistant to CEO

Shoji Taniguchi

Group Managing Executive President, ORIX Real Estate Corporation President, DAIKYO INCORPORATED	Group Managing Executive President, ORIX Real Estate Corporation	Toshinari Fukaya

Group Executive Chairman, ORIX Credit Corporation	Group Executive President, ORIX Credit Corporation	Hiroko Yamashina

Retire*	Executive Officer Group Strategy Business Unit Responsible for Global Business Group	Harukazu Yamaguchi

* Mr. Yamaguchi will be appointed President of ORIX Insurance Services Corporation on January 1, 2021.

∎	Organizational Reform (Effective as of January 1, 2021)

Corporate Planning Department will be incorporated into Treasury and Accounting Headquarters.

Investor Relations and Sustainability Department will be newly established.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”